UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 9, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

KaloBios Pharmaceutical, Inc.

File No. 0-54735 - CF#28537

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KaloBios Pharmaceutical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on June 12, 2012.

Based on representations by KaloBios Pharmaceutical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through September 12, 2015
Exhibit 10.13	through September 12, 2015
Exhibit 10.14	through September 12, 2015
Exhibit 10.15	through September 12, 2015
Exhibit 10.16	through September 12, 2015
Exhibit 10.17	through August 6, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel